Canadian Natural Resources Limited
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

As at	Note	Mar 31 2020	Dec 31 2019
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$1,071	$139
Accounts receivable		1,281	2,465
Current income taxes receivable		243	13
Inventory	4	940	1,152
Prepaids and other		201	174
Investments	8	222	490
Current portion of other long-term assets	9	226	54
		4,184	4,487
Exploration and evaluation assets	5	2,572	2,579
Property, plant and equipment	6	66,341	68,043
Lease assets	7	1,717	1,789
Other long-term assets	9	1,265	1,223
		$76,079	$78,121

LIABILITIES
Current liabilities
Accounts payable		$802	$816
Accrued liabilities		2,214	2,611
Current portion of long-term debt	10	2,803	2,391
Current portion of other long-term liabilities	7,11	485	819
		6,304	6,637
Long-term debt	10	19,884	18,591
Other long-term liabilities	7,11	6,024	7,363
Deferred income taxes		10,605	10,539
		42,817	43,130
SHAREHOLDERS’ EQUITY
Share capital	13	9,517	9,533
Retained earnings		23,425	25,424
Accumulated other comprehensive income	14	320	34
		33,262	34,991
		$76,079	$78,121
Commitments and contingencies (note 18).

Approved by the Board of Directors on May 6, 2020.

Canadian Natural Resources Limited	1	Three Months Ended March 31, 2020

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		Three Months Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Note	Mar 31 2020	Mar 31 2019
Product sales	19	$4,652	$5,541
Less: royalties		(152)	(293)
Revenue		4,500	5,248
Expenses
Production		1,684	1,530
Transportation, blending and feedstock		1,432	1,039
Depletion, depreciation and amortization	6,7	1,564	1,263
Administration		108	70
Share-based compensation	11	(223)	62
Asset retirement obligation accretion	11	52	44
Interest and other financing expense		206	191
Risk management activities	17	(64)	41
Foreign exchange loss (gain)		922	(239)
Loss from investments	8,9	260	27
		5,941	4,028
Earnings (loss) before taxes		(1,441)	1,220
Current income tax (recovery) expense	12	(179)	165
Deferred income tax expense	12	20	94
Net earnings (loss)		$(1,282)	$961
Net earnings (loss) per common share
Basic	16	$(1.08)	$0.80
Diluted	16	$(1.08)	$0.80

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended
(millions of Canadian dollars, unaudited)	Mar 31 2020	Mar 31 2019
Net earnings (loss)	$(1,282)	$961
Items that may be reclassified subsequently to net earnings (loss)
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income during the period, net of taxes of $5 million (2019 – $5 million)	39	29
Reclassification to net earnings (loss), net of taxes of $1 million (2019 – $5 million)	(7)	(33)
	32	(4)
Foreign currency translation adjustment
Translation of net investment	254	(60)
Other comprehensive income (loss), net of taxes	286	(64)
Comprehensive income (loss)	$(996)	$897

Canadian Natural Resources Limited	2	Three Months Ended March 31, 2020

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Three Months Ended
(millions of Canadian dollars, unaudited)	Note	Mar 31 2020	Mar 31 2019
Share capital	13
Balance – beginning of period		$9,533	$9,323
Issued upon exercise of stock options		31	83
Previously recognized liability on stock options exercised for common shares		9	4
Purchase of common shares under Normal Course Issuer Bid		(56)	(52)
Balance – end of period		9,517	9,358
Retained earnings
Balance – beginning of period		25,424	22,529
Net earnings (loss)		(1,282)	961
Dividends on common shares	13	(502)	(449)
Purchase of common shares under Normal Course Issuer Bid	13	(215)	(189)
Balance – end of period		23,425	22,852
Accumulated other comprehensive income	14
Balance – beginning of period		34	122
Other comprehensive income (loss), net of taxes		286	(64)
Balance – end of period		320	58
Shareholders’ equity		$33,262	$32,268

Canadian Natural Resources Limited	3	Three Months Ended March 31, 2020

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended
(millions of Canadian dollars, unaudited)	Note	Mar 31 2020	Mar 31 2019
Operating activities
Net earnings (loss)		$(1,282)	$961
Non-cash items
Depletion, depreciation and amortization		1,564	1,263
Share-based compensation		(223)	62
Asset retirement obligation accretion		52	44
Unrealized risk management (gain) loss		(17)	14
Unrealized foreign exchange loss (gain)		1,121	(233)
Realized foreign exchange gain on settlement of cross currency swaps		(166)	—
Loss from investments	8,9	268	35
Deferred income tax expense		20	94
Other		(118)	(120)
Abandonment expenditures		(89)	(108)
Net change in non-cash working capital		595	(1,016)
Cash flows from operating activities		1,725	996
Financing activities
Issue of bank credit facilities and commercial paper, net	10	649	635
Proceeds on settlement of cross currency swaps	17	166	—
Payment of lease liabilities	7,11	(65)	(52)
Issue of common shares on exercise of stock options		31	83
Dividends on common shares		(444)	(403)
Purchase of common shares under Normal Course Issuer Bid	13	(271)	(241)
Cash flows from financing activities		66	22
Investing activities
Net expenditures on exploration and evaluation assets		(7)	(33)
Net expenditures on property, plant and equipment		(742)	(836)
Net change in non-cash working capital		(110)	(160)
Cash flows used in investing activities		(859)	(1,029)
Increase (decrease) in cash and cash equivalents		932	(11)
Cash and cash equivalents – beginning of period		139	101
Cash and cash equivalents – end of period		$1,071	$90
Interest paid on long-term debt, net		$213	$228
Income taxes paid		$41	$226

Canadian Natural Resources Limited	4	Three Months Ended March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the "Company") is a senior independent crude oil and natural gas exploration, development and production company. The Company’s exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom ("UK") portion of the North Sea; and Côte d’Ivoire and South Africa in Offshore Africa.
The "Oil Sands Mining and Upgrading" segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada in the "Midstream and Refining" segment, the Company maintains certain activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("Redwater Partnership"), a general partnership formed to upgrade and refine bitumen in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34 "Interim Financial Reporting", following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2019, except as disclosed in note 2. These interim consolidated financial statements contain disclosures that are supplemental to the Company’s annual audited consolidated financial statements. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2019.
Critical Accounting Estimates and Judgements
For the three months ended March 31, 2020, the novel coronavirus (“COVID-19”) had an impact on the global economy, including the oil and gas industry. The Company has taken into account the impacts of COVID-19 and the unique circumstances it has created in making estimates, assumptions and judgements in the preparation of the unaudited interim consolidated financial statements. Actual results may differ from estimated amounts, and those differences may be material.
2. CHANGES IN ACCOUNTING POLICIES
In October 2018, the IASB issued amendments to IFRS 3 "Definition of a Business" that narrowed and clarified the definition of a business. The amendments permit a simplified assessment of whether an acquired set of activities and assets is a group of assets rather than a business. The amendments apply to business combinations after the date of adoption. The Company prospectively adopted the amendments on January 1, 2020.
In October 2018, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" and IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors". The amendments make minor changes to the definition of the term "material" and align the definition across all IFRS Standards. Materiality is used in making judgments related to the preparation of financial statements. The Company prospectively adopted the amendments on January 1, 2020.
3. ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED
In January 2020, the IASB issued amendments to IAS 1 "Presentation of Financial Statements" to clarify that liabilities are classified as either current or non-current, depending on the existence of the substantive right at the end of the reporting period for an entity to defer settlement of the liability for at least twelve months after the reporting period. The amendments are effective January 1, 2022 with early adoption permitted. The amendments are required to be adopted retrospectively. The Company is assessing the impact of these amendments on its consolidated financial statements.

Canadian Natural Resources Limited	5	Three Months Ended March 31, 2020

4. INVENTORY

	Mar 31 2020	Dec 31 2019
Product inventory	$257	$468
Materials and supplies	683	684
	$940	$1,152
The Company recognized a provision of $77 million to report its product inventory at net realizable value as at March 31, 2020 (December 31, 2019 - $4 million).

5. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2019	$2,258	$—	$69	$252	$2,579
Additions	24	—	1	—	25
Transfers to property, plant and equipment	(32)	—	—	—	(32)
Disposals/derecognitions	(3)	—	—	—	(3)
Foreign exchange adjustments	—	—	3	—	3
At March 31, 2020	$2,247	$—	$73	$252	$2,572

Canadian Natural Resources Limited	6	Three Months Ended March 31, 2020

6. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream and Refining	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2019	$72,627	$7,296	$3,933	$45,016	$451	$466	$129,789
Additions	384	26	26	289	2	11	738
Transfers from E&E assets	32	—	—	—	—	—	32
Change in asset retirement obligation estimates	(794)	(114)	(29)	(332)	(1)	—	(1,270)
Disposals/derecognitions	(152)	—	—	(127)	—	—	(279)
Foreign exchange adjustments and other	—	654	352	—	—	—	1,006
At March 31, 2020	$72,097	$7,862	$4,282	$44,846	$452	$477	$130,016
Accumulated depletion and depreciation
At December 31, 2019	$46,577	$5,712	$2,712	$6,247	$153	$345	$61,746
Expense	925	91	35	415	3	6	1,475
Disposals/derecognitions	(152)	—	—	(127)	—	—	(279)
Foreign exchange adjustments and other	(26)	503	244	12	—	—	733
At March 31, 2020	$47,324	$6,306	$2,991	$6,547	$156	$351	$63,675
Net book value
- at March 31, 2020	$24,773	$1,556	$1,291	$38,299	$296	$126	$66,341
- at December 31, 2019	$26,050	$1,584	$1,221	$38,769	$298	$121	$68,043
Given the recent change in the overall business environment and current uncertainties in the commodity markets, at March 31, 2020, the Company assessed the recoverability of its cash generating units ("CGUs"), based on externally available forward commodity prices and recently implemented cost reduction measures and the potential for further reductions as necessary. Based on the results of these assessments, the Company has determined the carrying value of all of its CGUs to be recoverable at March 31, 2020.
The Company will monitor the business environment, commodity markets, and the effectiveness of cost reduction measures throughout 2020, and will continue to assess the recoverability of the carrying value of its CGUs as appropriate.
The Company capitalizes construction period interest for qualifying assets based on costs incurred and the Company’s cost of borrowing. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use. For the three months ended March 31, 2020, pre-tax interest of $8 million (March 31, 2019 – $20 million) was capitalized to property, plant and equipment using a weighted average capitalization rate of 3.9% (March 31, 2019 – 4.1%).

Canadian Natural Resources Limited	7	Three Months Ended March 31, 2020

7. LEASES

Lease assets

	Product transportation and storage	Field equipment and power	Offshore vessels and equipment	Office leases and other	Total
At December 31, 2019	$1,166	$317	$182	$124	$1,789
Additions	1	15	—	—	16
Depreciation	(30)	(14)	(20)	(7)	(71)
Derecognitions	(21)	(2)	(11)	—	(34)
Foreign exchange adjustments and other	(1)	(1)	17	2	17
At March 31, 2020	$1,115	$315	$168	$119	$1,717

Lease liabilities
The Company measures its lease liabilities at the discounted value of its lease payments during the lease term. Lease liabilities at March 31, 2020 were as follows:

	Mar 31 2020	Dec 31 2019
Lease liabilities	$1,746	$1,809
Less: current portion	221	233
	$1,525	$1,576
Total cash outflows for leases for the three months ended March 31, 2020, including payments related to short-term leases not reported as lease assets, were $319 million (March 31, 2019 – $296 million). Interest expense on leases for the three months ended March 31, 2020 was $17 million (March 31, 2019 – $15 million).

8. INVESTMENTS
As at March 31, 2020, the Company had the following investments:

	Mar 31 2020	Dec 31 2019
Investment in PrairieSky Royalty Ltd.	$168	$345
Investment in Inter Pipeline Ltd.	54	145
	$222	$490
The loss (gain) from the investments was comprised as follows:

	Three Months Ended
	Mar 31 2020	Mar 31 2019
Fair value loss (gain) from investments	$268	$(25)
Dividend income from investments	(8)	(8)
	$260	$(33)
The Company’s investments in PrairieSky Royalty Ltd. ("PrairieSky") and Inter Pipeline Ltd. ("Inter Pipeline") do not constitute significant influence, and are accounted for at fair value through profit or loss, measured at each reporting date. As at March 31, 2020, the Company’s investments in PrairieSky and Inter Pipeline were classified as current assets.

Canadian Natural Resources Limited	8	Three Months Ended March 31, 2020

9. OTHER LONG-TERM ASSETS

	Mar 31 2020	Dec 31 2019
North West Redwater Partnership subordinated debt (1)	$668	$652
Prepaid cost of service toll	148	130
Risk management (note 17)	386	290
Long-term inventory	124	121
Other	165	84
	1,491	1,277
Less: current portion	226	54
	$1,265	$1,223

(1)	Includes accrued interest.
Investment in North West Redwater Partnership
The Company's 50% interest in Redwater Partnership is accounted for using the equity method based on Redwater Partnership’s voting and decision-making structure and legal form. Redwater Partnership has entered into agreements to construct, and after constructed, will operate a 50,000 barrel per day bitumen upgrader and refinery (the "Project") under processing agreements that target to process 12,500 barrels per day of bitumen feedstock for the Company and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission ("APMC"), an agent of the Government of Alberta, under a 30 year fee-for-service tolling agreement.
During 2018, Redwater Partnership commenced commissioning activities in the Project's light oil units while continuing work on the heavy oil units. In 2019, the light oil units transitioned from pre-commissioning and startup to operations and are processing synthetic crude oil into refined products. In the first quarter of 2020, the Project continued to operate as a light oil refinery and will continue to process synthetic crude oil into refined products until the heavy oil units can reliably commence commercial processing of bitumen. As at March 31, 2020, the total estimate of capital costs incurred for the Project, net of margins from pre-commercial sales, was approximately $10 billion.
During 2013, the Company and APMC agreed, each with a 50% interest, to provide subordinated debt, bearing interest at prime plus 6%, as required for Project costs to reflect an agreed debt to equity ratio of 80/20. As at March 31, 2020, each party has provided $439 million of subordinated debt, together with accrued interest thereon of $229 million, for a Company total of $668 million. Any additional subordinated debt financing is not expected to be significant.
Pursuant to the processing agreements, on June 1, 2018 the Company began paying its 25% pro rata share of the debt portion of the monthly cost of service tolls, currently consisting of interest and fees, with principal repayments beginning in 2020 (see note 18). The Company is unconditionally obligated to pay this portion of the cost of service tolls over the 30-year tolling period. As at March 31, 2020, the Company had recognized $148 million in prepaid cost of service tolls (December 31, 2019 – $130 million).
Redwater Partnership has a secured $3,500 million syndicated credit facility of which $2,000 million is revolving and matures in June 2021 and the remaining $1,500 million is fully drawn on a non-revolving basis and matures in February 2021. As at March 31, 2020, Redwater Partnership had borrowings of $2,786 million under the syndicated credit facility.
During the fourth quarter of 2019, the carrying value of the Redwater Partnership investment was reduced to $nil. The unrecognized share of losses from the Redwater Partnership for the three months ended March 31, 2020 was $93 million (March 31, 2019 – recognized equity loss of $60 million). As at March 31, 2020, the cumulative unrecognized share of losses from the Redwater Partnership was $152 million (December 31, 2019 – $59 million).

Canadian Natural Resources Limited	9	Three Months Ended March 31, 2020

10. LONG-TERM DEBT

	Mar 31 2020	Dec 31 2019
Canadian dollar denominated debt, unsecured
Bank credit facilities	$2,496	$1,688
Medium-term notes	4,300	4,300
	6,796	5,988
US dollar denominated debt, unsecured
Bank credit facilities (March 31, 2020 – US$3,677 million; December 31, 2019 - US$3,745 million)	5,192	4,855
Commercial paper (March 31, 2020 – US$nil; December 31, 2019 – US$254 million)	—	329
US dollar debt securities (March 31, 2020 – US$7,650 million; December 31, 2019 – US$7,650 million)	10,802	9,918
	15,994	15,102
Long-term debt before transaction costs and original issue discounts, net	22,790	21,090
Less: original issue discounts, net (1)	17	17
transaction costs (1) (2)	86	91
	22,687	20,982
Less: current portion of commercial paper	—	329
current portion of other long-term debt (1) (2)	2,803	2,062
	$19,884	$18,591

(1)	The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.

(2)	Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.
For the three months ended March 31, 2020, the Company reported an unrecognized foreign exchange loss of $1,049 million (March 31, 2019 – gain of $273 million) on its US dollar denominated debt, excluding the impact of hedging.
Bank Credit Facilities and Commercial Paper
As at March 31, 2020, the Company had in place revolving bank credit facilities of $4,959 million, of which $3,921 million was available. Additionally, the Company had in place fully drawn term credit facilities of $6,650 million. Details of these facilities are described below. This excludes certain other dedicated credit facilities supporting letters of credit.

•	a $100 million demand credit facility;

•	a $750 million non-revolving term credit facility maturing February 2021;

•	a $2,425 million revolving syndicated credit facility maturing June 2022;

•	a $3,250 million non-revolving term credit facility maturing June 2022;

•	a $2,650 million non-revolving term credit facility maturing February 2023;

•	a $2,425 million revolving syndicated credit facility maturing June 2023; and

•	a £5 million demand credit facility related to the Company’s North Sea operations.
Borrowings under the Company's non-revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, US base rate or Canadian prime rate. As at March 31, 2020, the non-revolving term credit facilities were fully drawn.
Subsequent to March 31, 2020, the $750 million non-revolving term credit facility, originally due February 2021, was extended to February 2022 and increased to $1,000 million.
The revolving syndicated credit facilities are extendible annually at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date.
Borrowings under the Company's revolving term credit facilities may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers' acceptances, LIBOR, US base rate or Canadian prime rate.
The Company’s borrowings under its US commercial paper program are authorized up to a maximum US$2,500 million. The Company reserves capacity under its revolving bank credit facilities for amounts outstanding under this program.

Canadian Natural Resources Limited	10	Three Months Ended March 31, 2020

The Company’s weighted average interest rate on bank credit facilities and commercial paper outstanding as at March 31, 2020 was 2.2% (March 31, 2019 – 2.6%), and on total long-term debt outstanding for the three months ended March 31, 2020 was 3.9% (March 31, 2019 – 4.1%).
As at March 31, 2020, letters of credit and guarantees aggregating to $469 million were outstanding.
Medium-Term Notes
In July 2019, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2021. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
US Dollar Debt Securities
In July 2019, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2021. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.

11. OTHER LONG-TERM LIABILITIES

	Mar 31 2020	Dec 31 2019
Asset retirement obligations	$4,551	$5,771
Lease liabilities (note 7)	1,746	1,809
Deferred purchase consideration (1)	71	95
Share-based compensation	64	297
Risk management (note 17)	4	112
Other	73	98
	6,509	8,182
Less: current portion	485	819
	$6,024	$7,363
(1) Relates to the acquisition of the Joslyn oil sands project in 2018, payable in annual installments of $25 million over the next three years.
Asset Retirement Obligations
The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and discounted using a weighted average discount rate of 4.8% (December 31, 2019 – 3.8%) and inflation rates of up to 2% (December 31, 2019 – up to 2%). Reconciliations of the discounted asset retirement obligations were as follows:

	Mar 31 2020	Dec 31 2019
Balance – beginning of period	$5,771	$3,886
Liabilities incurred	1	15
Liabilities (disposed) acquired, net	(1)	198
Liabilities settled	(89)	(296)
Asset retirement obligation accretion	52	190
Change in discount rates	(1,270)	1,412
Foreign exchange adjustments	87	(46)
Revision of cost, inflation rates and timing estimates	—	412
Balance – end of period	4,551	5,771
Less: current portion	181	208
	$4,370	$5,563

Canadian Natural Resources Limited	11	Three Months Ended March 31, 2020

Share-Based Compensation
The liability for share-based compensation includes costs incurred under the Company’s Stock Option Plan and Performance Share Unit ("PSU") plans. The Company’s Stock Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered. The PSU plan provides certain executive employees of the Company with the right to receive a cash payment, the amount of which is determined by individual employee performance and the extent to which certain other performance measures are met.
The Company recognizes a liability for potential cash settlements under these plans. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options and PSUs are settled in cash.

	Mar 31 2020	Dec 31 2019
Balance – beginning of period	$297	$124
Share-based compensation (recovery) expense	(223)	223
Cash payment for stock options surrendered	(2)	(2)
Transferred to common shares	(9)	(53)
Charged to Oil Sands Mining and Upgrading, net	1	5
Balance – end of period	64	297
Less: current portion	40	227
	$24	$70
Included within share-based compensation liability as at March 31, 2020 was $55 million related to PSUs granted to certain executive employees (December 31, 2019 – $62 million).

12. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended
Expense (recovery)	Mar 31 2020	Mar 31 2019
Current corporate income tax – North America	$(194)	$163
Current corporate income tax – North Sea	9	29
Current corporate income tax – Offshore Africa	4	12
Current PRT (1) – North Sea	—	(42)
Other taxes	2	3
Current income tax	(179)	165
Deferred income tax	20	94
Income tax	$(159)	$259
(1) Petroleum Revenue Tax.
In the second quarter of 2019, the Government of Alberta enacted legislation that decreased the provincial corporate income tax rate from 12% to 11% effective July 2019, with a further 1% rate reduction every year on January 1 until the provincial corporate income tax rate is 8% on January 1, 2022.

Canadian Natural Resources Limited	12	Three Months Ended March 31, 2020

13. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Three Months Ended Mar 31, 2020
Issued common shares	Number of shares (thousands)	Amount
Balance – beginning of period	1,186,857	$9,533
Issued upon exercise of stock options	967	31
Previously recognized liability on stock options exercised for common shares	—	9
Purchase of common shares under Normal Course Issuer Bid	(6,970)	(56)
Balance – end of period	1,180,854	$9,517
Dividend Policy
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On March 4, 2020, the Board of Directors declared a quarterly dividend of $0.425 per common share, an increase from the previous quarterly dividend of $0.375 per common share. The dividend was payable on April 1, 2020.
Normal Course Issuer Bid
On May 21, 2019, the Company's application was approved for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 59,729,706 common shares, over a 12-month period commencing May 23, 2019 and ending May 22, 2020.
For the three months ended March 31, 2020, the Company purchased 6,970,000 common shares at a weighted average price of $38.84 per common share for a total cost of $271 million. Retained earnings were reduced by $215 million, representing the excess of the purchase price of common shares over their average carrying value.
Share-Based Compensation – Stock Options
The following table summarizes information relating to stock options outstanding at March 31, 2020:

	Three Months Ended Mar 31, 2020
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of period	47,646	$38.04
Granted	11,082	$33.45
Exercised for common shares	(967)	$32.50
Surrendered for cash settlement	(315)	$34.04
Forfeited	(1,244)	$37.23
Outstanding – end of period	56,202	$37.26
Exercisable – end of period	17,054	$38.90
The Option Plan is a "rolling 7%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 7% of the common shares outstanding from time to time.

Canadian Natural Resources Limited	13	Three Months Ended March 31, 2020

14. ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of accumulated other comprehensive income, net of taxes, were as follows:

	Mar 31 2020	Mar 31 2019
Derivative financial instruments designated as cash flow hedges	$103	$9
Foreign currency translation adjustment	217	49
	$320	$58

15. CAPITAL DISCLOSURES
The Company has defined its capital to mean its long-term debt and consolidated shareholders’ equity, as determined at each reporting date.
The Company’s objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of net current and long-term debt divided by the sum of the carrying value of shareholders’ equity plus net current and long-term debt. The Company’s internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. At March 31, 2020, the ratio was within the target range at 39.4%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Mar 31 2020	Dec 31 2019
Long-term debt, net (1)	$21,616	$20,843
Total shareholders’ equity	$33,262	$34,991
Debt to book capitalization	39.4%	37.3%

(1)	Includes the current portion of long-term debt, net of cash and cash equivalents.
The Company is subject to a financial covenant that requires debt to book capitalization as defined in its credit facility agreements to not exceed 65%. At March 31, 2020, the Company was in compliance with this covenant.

16. NET EARNINGS (LOSS) PER COMMON SHARE

		Three Months Ended
		Mar 31 2020	Mar 31 2019
Weighted average common shares outstanding – basic (thousands of shares)		1,183,138	1,200,948
Effect of dilutive stock options (thousands of shares)		—	2,339
Weighted average common shares outstanding – diluted (thousands of shares)		1,183,138	1,203,287
Net earnings (loss)		$(1,282)	$961
Net earnings (loss) per common share	– basic	$(1.08)	$0.80
	– diluted	$(1.08)	$0.80

Canadian Natural Resources Limited	14	Three Months Ended March 31, 2020

17. FINANCIAL INSTRUMENTS
The carrying amounts of the Company’s financial instruments by category were as follows:

	Mar 31, 2020
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$1,281	$—	$—	$—	$1,281
Investments	—	222	—	—	222
Other long-term assets	668	—	386	—	1,054
Accounts payable	—	—	—	(802)	(802)
Accrued liabilities	—	—	—	(2,214)	(2,214)
Other long-term liabilities (1)	—	(4)	—	(1,817)	(1,821)
Long-term debt (2)	—	—	—	(22,687)	(22,687)
	$1,949	$218	$386	$(27,520)	$(24,967)

	Dec 31, 2019
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$2,465	$—	$—	$—	$2,465
Investments	—	490	—	—	490
Other long-term assets	652	—	290	—	942
Accounts payable	—	—	—	(816)	(816)
Accrued liabilities	—	—	—	(2,611)	(2,611)
Other long-term liabilities (1)	—	(21)	(91)	(1,904)	(2,016)
Long-term debt (2)	—	—	—	(20,982)	(20,982)
	$3,117	$469	$199	$(26,313)	$(22,528)

(1)
Includes $1,746 million of lease liabilities (December 31, 2019 – $1,809 million) and $71 million of deferred purchase consideration payable over the next three years (December 31, 2019 – $95 million).

(2)	Includes the current portion of long-term debt.
The carrying amounts of the Company’s financial instruments approximated their fair value, except for fixed rate long-term debt. The fair values of the Company’s investments, recurring other long-term assets (liabilities) and fixed rate long-term debt are outlined below:

	Mar 31, 2020
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4) (5)
Investments (3)	$222	$222	$—	$—
Other long-term assets	$1,054	$—	$386	$668
Other long-term liabilities	$(75)	$—	$(4)	$(71)
Fixed rate long-term debt (6) (7)	$(14,999)	$(12,686)	$—	$—

Canadian Natural Resources Limited	15	Three Months Ended March 31, 2020

	Dec 31, 2019
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3 (4) (5)
Investments (3)	$490	$490	$—	$—
Other long-term assets	$942	$—	$290	$652
Other long-term liabilities	$(207)	$—	$(112)	$(95)
Fixed rate long-term debt (6) (7)	$(14,110)	$(15,938)	$—	$—

(1)
Excludes financial assets and liabilities where the carrying amount approximates fair value due to the short-term nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities).

(2)	There were no transfers between Level 1, 2 and 3 financial instruments.

(3)	The fair values of the investments are based on quoted market prices.

(4)	The fair value of the deferred purchase consideration included in other long-term liabilities is based on the present value of future cash payments.

(5)	The fair value of Redwater Partnership subordinated debt is based on the present value of future cash receipts.

(6)	The fair value of fixed rate long-term debt has been determined based on quoted market prices.

(7)	Includes the current portion of fixed rate long-term debt.
Risk Management
The Company periodically uses derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.
The following provides a summary of the carrying amounts of derivative financial instruments held and a reconciliation to the Company’s consolidated balance sheets.

Asset (liability)	Mar 31 2020	Dec 31 2019
Derivatives held for trading
Natural gas AECO fixed price swaps	$(3)	$(3)
Foreign currency forward contracts	(1)	(10)
Natural gas AECO basis swaps	—	(8)
Cash flow hedges
Foreign currency forward contracts	135	(91)
Cross currency swaps	251	290
	$382	$178

Included within:
Current portion of other long-term assets	$143	$8
Current portion of other long-term liabilities	(4)	(112)
Other long-term assets	243	282
	$382	$178
For the three months ended March 31, 2020, the ineffectiveness arising from cash flow hedges was $nil (year ended December 31, 2019 – gain of $3 million).
The estimated fair values of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications. Level 2 fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company primarily relied on external, readily-observable quoted market inputs as applicable, including crude oil and natural gas forward benchmark commodity prices and volatility, Canadian and United States interest rate yield curves, and Canadian and United States forward foreign exchange rates, discounted to present value as appropriate. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.

Canadian Natural Resources Limited	16	Three Months Ended March 31, 2020

The changes in estimated fair values of derivative financial instruments included in the risk management asset were recognized in the financial statements as follows:

Asset (liability)	Mar 31 2020	Dec 31 2019
Balance – beginning of period	$178	$356
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities	17	(13)
Foreign exchange	151	(231)
Other comprehensive income	36	66
Balance – end of period	382	178
Less: current portion	139	(104)
	$243	$282
Net (gain) loss from risk management activities were as follows:

	Three Months Ended
	Mar 31 2020	Mar 31 2019
Net realized risk management (gain) loss	$(47)	$27
Net unrealized risk management (gain) loss	(17)	14
	$(64)	$41
Financial Risk Factors
a) Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases.
At March 31, 2020, the Company had the following derivative financial instruments outstanding to manage its commodity price risk:

	Remaining term			Volume	Weighted average price	Index
Natural Gas
AECO fixed price swaps	Apr 2020	–	Oct 2020	102,500 GJ/d	$1.51	AECO
The Company's outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At March 31, 2020, the Company had no interest rate swap contracts outstanding.

Canadian Natural Resources Limited	17	Three Months Ended March 31, 2020

Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt, commercial paper and working capital. The cross currency swap contracts require the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based.
At March 31, 2020, the Company had the following cross currency swap contract outstanding:

	Remaining term			Amount	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross currency
Swap	Apr 2020	–	Mar 2038	US$550	1.170	6.25%	5.76%
The cross currency swap derivative financial instrument was designated as a hedge at March 31, 2020 and was classified as a cash flow hedge.
In addition to the cross currency swap contract noted above, at March 31, 2020, the Company had US$4,280 million of foreign currency forward contracts outstanding, with original terms of up to 90 days, including US$3,677 million designated as cash flow hedges.
During the first quarter of 2020, the Company settled the US$500 million cross currency swaps designated as cash flow hedges of the US$500 million 3.45% US dollar debt securities due November 2021. The Company realized cash proceeds of $166 million on settlement.
b) Credit risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company’s accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At March 31, 2020, substantially all of the Company’s accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. At March 31, 2020, the Company had net risk management assets of $383 million with specific counterparties related to derivative financial instruments (December 31, 2019 – $265 million).
The carrying amount of financial assets approximates the maximum credit exposure.
c) Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.

Canadian Natural Resources Limited	18	Three Months Ended March 31, 2020

The maturity dates of the Company's financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$802	$—	$—	$—
Accrued liabilities	$2,214	$—	$—	$—
Long-term debt (1)	$2,803	$1,869	$10,087	$8,031
Other long-term liabilities (2)	$250	$188	$412	$971
Interest and other financing expense (3)	$900	$829	$1,849	$5,071

(1)	Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.

(2)
Lease payments included within other long-term liabilities reflect principal payments only and are as follows; less than one year, $221 million; one to less than two years, $163 million; two to less than five years, $391 million; and thereafter $971 million.

(3)	Includes interest and other financing expense on long-term debt and other long-term liabilities. Payments were estimated based upon applicable interest and foreign exchange rates at March 31, 2020.

18. COMMITMENTS AND CONTINGENCIES
In the normal course of business, the Company has committed to certain payments. The following table summarizes the Company’s commitments as at March 31, 2020:

	Remaining 2020	2021	2022	2023	2024	Thereafter
Product transportation (1)	$563	$733	$641	$728	$701	$7,911
North West Redwater Partnership service toll (2)	$113	$168	$162	$160	$154	$2,828
Offshore vessels and equipment	$57	$70	$10	$—	$—	$—
Field equipment and power	$24	$21	$20	$21	$20	$249
Other	$19	$20	$17	$17	$17	$29

(1)
Includes commitments pertaining to a 20 year product transportation agreement on the Trans Mountain Pipeline Expansion. In addition, the Company has entered into certain product transportation agreements on pipelines that have not yet received regulatory and other approvals. The Company may be required to reimburse certain construction costs to the service provider under certain conditions.

(2)
Pursuant to the processing agreements, on June 1, 2018 the Company began paying its 25% pro rata share of the debt portion of the monthly cost of service tolls, which currently consists of interest and fees, with principal repayments beginning in 2020. Included in the cost of service tolls is $1,222 million of interest payable over the 30 year tolling period (see note 9).

In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	19	Three Months Ended March 31, 2020

19. SEGMENTED INFORMATION

	North America		North Sea		Offshore Africa		Total Exploration and Production

	Three Months Ended		Three Months Ended		Three Months Ended		Three Months Ended
	Mar 31		Mar 31		Mar 31		Mar 31
(millions of Canadian dollars, unaudited)	2020	2019	2020	2019	2020	2019	2020	2019
Segmented product sales
Crude oil and NGLs	1,841	1,839	133	134	84	109	2,058	2,082
Natural gas	273	375	8	25	8	18	289	418
Other (1)	1	2	1	—	2	1	4	3
Total segmented product sales	2,115	2,216	142	159	94	128	2,351	2,503
Less: royalties	(114)	(193)	—	—	(4)	(11)	(118)	(204)
Segmented revenue	2,001	2,023	142	159	90	117	2,233	2,299
Segmented expenses
Production	709	602	94	67	22	18	825	687
Transportation, blending and feedstock	1,070	524	7	6	—	1	1,077	531
Depletion, depreciation and amortization	955	743	99	54	41	46	1,095	843
Asset retirement obligation accretion	27	20	7	7	1	1	35	28
Risk management activities (commodity derivatives)	2	31	—	—	—	—	2	31
Equity loss from investments	—	—	—	—	—	—	—	—
Total segmented expenses	2,763	1,920	207	134	64	66	3,034	2,120
Segmented earnings (loss) before the following	(762)	103	(65)	25	26	51	(801)	179
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management activities (other)
Foreign exchange loss (gain)
Loss (gain) from investments
Total non–segmented expenses
Earnings (loss) before taxes
Current income tax (recovery) expense
Deferred income tax expense
Net earnings (loss)

Canadian Natural Resources Limited	20	Three Months Ended March 31, 2020

	Oil Sands Mining and Upgrading		Midstream and Refining		Inter–segment elimination and other		Total

	Three Months Ended		Three Months Ended		Three Months Ended		Three Months Ended
	Mar 31		Mar 31		Mar 31		Mar 31
(millions of Canadian dollars, unaudited)	2020	2019	2020	2019	2020	2019	2020	2019
Segmented product sales
Crude oil and NGLs (2)	2,200	2,854	21	21	33	125	4,312	5,082
Natural gas	—	—	—	—	46	38	335	456
Other (1)	1	—	—	—	—	—	5	3
Total segmented product sales	2,201	2,854	21	21	79	163	4,652	5,541
Less: royalties	(34)	(89)	—	—	—	—	(152)	(293)
Segmented revenue	2,167	2,765	21	21	79	163	4,500	5,248
Segmented expenses
Production	809	822	6	6	44	15	1,684	1,530
Transportation, blending and feedstock (2)	270	360	—	—	85	148	1,432	1,039
Depletion, depreciation and amortization	440	417	4	3	25	—	1,564	1,263
Asset retirement obligation accretion	17	16	—	—	—	—	52	44
Risk management activities (commodity derivatives)	—	—	—	—	—	—	2	31
Equity loss from investments	—	—	—	60	—	—	—	60
Total segmented expenses	1,536	1,615	10	69	154	163	4,734	3,967
Segmented earnings (loss) before the following	631	1,150	11	(48)	(75)	—	(234)	1,281
Non–segmented expenses
Administration							108	70
Share-based compensation							(223)	62
Interest and other financing expense							206	191
Risk management activities (other)							(66)	10
Foreign exchange loss (gain)							922	(239)
Loss (gain) from investments							260	(33)
Total non–segmented expenses							1,207	61
Earnings (loss) before taxes							(1,441)	1,220
Current income tax (recovery) expense							(179)	165
Deferred income tax expense							20	94
Net earnings (loss)							(1,282)	961
(1) 'Other' includes recoveries associated with the joint operation partners' share of the costs of lease contracts and other income of a trivial nature.
(2) Includes blending and feedstock costs associated with the processing of third party bitumen and other purchased feedstock in the Oil Sands Mining and Upgrading segment.

Canadian Natural Resources Limited	21	Three Months Ended March 31, 2020

Capital Expenditures (1)

	Three Months Ended
	Mar 31, 2020			Mar 31, 2019
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs

Exploration and evaluation assets
Exploration and Production
North America	$6	$(17)	$(11)	$30	$(18)	$12
North Sea	—	—	—	—	—	—
Offshore Africa	1	—	1	3	—	3
	$7	$(17)	$(10)	$33	$(18)	$15

Property, plant and equipment
Exploration and Production
North America	$389	$(919)	$(530)	$494	$(101)	$393
North Sea	26	(114)	(88)	36	—	36
Offshore Africa (3)	26	(29)	(3)	64	(1,515)	(1,451)
	441	(1,062)	(621)	594	(1,616)	(1,022)
Oil Sands Mining and Upgrading (4)	289	(459)	(170)	234	(84)	150
Midstream and Refining	1	—	1	2	—	2
Head office	11	—	11	6	(3)	3
	$742	$(1,521)	$(779)	$836	$(1,703)	$(867)

(1)
This table provides a reconciliation of capitalized costs, reported in note 5 and note 6, to net expenditures reported in the investing activities section of the statements of cash flows. The reconciliation excludes the impact of foreign exchange adjustments.

(2)	Derecognitions, asset retirement obligations, transfer of exploration and evaluation assets, and other fair value adjustments.

(3)	Includes a derecognition of property, plant and equipment of $1,515 million following the FPSO demobilization at the Olowi field, Gabon in the first quarter of 2019.

(4)	Net expenditures include capitalized interest and share-based compensation.

Segmented Assets

	Mar 31 2020	Dec 31 2019
Exploration and Production
North America	$30,042	$30,963
North Sea	1,660	1,948
Offshore Africa	1,580	1,529
Other	84	30
Oil Sands Mining and Upgrading	41,152	42,006
Midstream and Refining	1,333	1,418
Head office	228	227
	$76,079	$78,121

Canadian Natural Resources Limited	22	Three Months Ended March 31, 2020

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company’s continuous offering of medium-term notes pursuant to the short form prospectus dated July 2019. These ratios are based on the Company’s interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended March 31, 2020:
Interest coverage (times)
Net earnings (1)	3.5x
Adjusted funds flow (2)	11.6x

(1)	Net earnings plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

(2)	Adjusted funds flow plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.

Canadian Natural Resources Limited	23	Three Months Ended March 31, 2020